UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 1, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM WITHDRAWS PROPOSAL TO ACQUIRE KYIVSTAR

Moscow and New York (June 1, 2006) — Open Joint Stock Company Vimpel-Communications (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has withdrawn its proposal to both Telenor ASA (“Telenor”) and Altimo (the telecom subsidiary of Alfa Group) to acquire 100% of CJSC “Kyivstar G.S.M.” (“Kyivstar”) for US$5 billion. Telenor has publicly stated that a market-based separation agreement between Telenor and Altimo and the associated Federal Anti-Monopoly Service (FAS) approvals are necessary conditions to the sale of Kyivstar to VimpelCom. However, VimpelCom sees little prospect that such an agreement will be reached in the foreseeable future.

Alexander Izosimov, VimpelCom’s Chief Executive Officer, said, “We regrettably had to withdraw today our offer to buy Kyivstar. Although the principal terms of the acquisition have largely been agreed between all three parties, the acquisition of Kyivstar has been linked to the market-based separation agreement and we see very little progress that has been made between Telenor and Altimo on this issue over the past three months. Hence, we see little value in allowing negotiations to continue any longer. We will always be happy to return to the negotiating table and to consider further proposals from Telenor and Altimo in the future. In the meantime, we will focus all our efforts on pursuing our announced strategy of expansion into the Ukrainian market through CJSC “Ukrainian Radio Systems”, where the initial results following our launch of the “Beeline” brand have been encouraging.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the willingness of the Company to consider any further proposals from Telenor and Altimo to acquire Kyivstar and the potential benefits that may result from any such acquisition. There can be no assurance that Telenor and Altimo will make any future proposals that will be acceptable to VimpelCom and if they do, that any proposed acquisition will be consummated and, if consummated, that the expected benefits from the acquisition will be realized. In addition, the forward-looking statements contained in this press release, including the intended benefits to VimpelCom and its shareholders from the transactions described herein, are based on management’s best assessment of each of the Company’s and Kyivstar’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties.

The actual outcome may differ materially from these statements as a result of developments from current or future litigations against VimpelCom by Telenor or others challenging the acquisition of URS, competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and Ukraine and general economic developments in Russia and Ukraine, and other factors, including our ability to successfully integrate Kyivstar into the VimpelCom Group and the extent and timing of our ability to realize synergies from the transaction. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
vgoldin@VimpelCom.com	mpolyviou@fd-us.com